

May 31, 2012

Via E-mail
Greg Heller
Senior Vice President
BKF Capital Group, Inc.
225 N.E. Mizner Boulevard
Suite 400
Boca Raton, FL 33432

> **Re: Qualstar Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 31, 2012 by BKF Capital Group, Inc.**
> **File No. 0-30083**
>
> **Schedule 13D/A**
> **Filed May 1, 2012 by BKF Capital Group, Inc. and Steven N. Bronson**
> **File No. 5-61195**
>
> **BKF Capital Group, Inc.**
> **Rule 14a-12 soliciting materials filed under cover of Form 8-K**
> **Filed May 1, 2012**
> **File No. 1-10024**

Dear Mr. Heller:

We have reviewed the above filings and the response letter dated May 31, 2012, and we have the following comments.

General

1. We note your response to prior comment 9. As noted in CDI Question 110.07, if no exception to the proxy rules is available, the Schedule 13D disclosure would need to be filed under cover of Schedule 14A pursuant to Exchange Act Rule 14a-12. While we acknowledge that BKF filed a Form 8-K on May 1, 2012 and checked the appropriate box identifying the filed material as soliciting material pursuant to Rule 14a-12, BKF did not file all the Schedule 13D disclosure that constituted soliciting material under Exchange Act Rule 14a-1(l). Specifically, we note that Item 4 of Schedule 13D includes the following language:

   • "Concerned with the collective de minimis 1.3% ownership level in the Issuer of the remaining directors, and lacking confidence in the remaining directors to select the next CEO and return the Issuer to profitability, BKF Capital is seeking to replace all of the remaining directors."

Given the broad definition of "solicitation" in Exchange Act Rule 14a-1(l)(1)(iii), it is the view of the staff that the above referenced language constitutes soliciting material and either should have been included in the Form 8-K filed on May 1 or separately filed under cover of Schedule 14A pursuant to Rule 14a-12. Please confirm your understanding with respect to future disclosure included in a Schedule 13D that constitutes soliciting material.

Please contact Brandon Hill, Attorney-Adviser at (202) 551-3268 or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions